EXHIBIT 2.3

SETTLEMENT AGREEMENT AND RELEASE

THIS SETTLEMENT AGREEMENT AND RELEASE (“Agreement”) is made this 31st day of January, 2006, by and among UNITED BRIDGEPORT ENERGY, INC. (“United”), DUKE BRIDGEPORT ENERGY, LLC (“Duke Bridgeport” and together with United, the “Parties”), UIL HOLDINGS CORPORATION (“UIL”), DUKE CAPITAL LLC (“Duke Capital”), BRIDGEPORT ENERGY, LLC (“Bridgeport Energy”) and NC DEVELOPMENT AND DESIGN COMPANY, LLC (“NC Design”).

WHEREAS the Parties are members of Bridgeport Energy, a Delaware limited liability company, and their relationship as members thereof is governed by the Amended and Restated Limited Liability Company Agreement of Bridgeport Energy, LLC dated September 17, 1997 (as amended, the “Bridgeport LLC Agreement”);

WHEREAS Bridgeport Energy owns and operates a combined-cycle, electric generating facility (the “Bridgeport Facility”) in Bridgeport, Connecticut, known as “Bridgeport Energy”;

WHEREAS the Parties are members of NC Design, a Delaware limited liability company, and their relationship as members thereof is governed by the Limited Liability Company Agreement of NC Development & Design Company, LLC dated as of September 17, 1997 (as amended, the “NC Design LLC Agreement”);

WHEREAS on May 12, 2005, Judge William Dreier issued an Opinion in In the Matter of the Arbitration between Duke Bridgeport Energy, LLC and United Bridgeport Energy, Inc., American Arbitration Association Case No. 11 198 Y 00487 05, holding that on February 9, 2005, United validly exercised its right under the Bridgeport LLC Agreement to require Duke Bridgeport to purchase its Membership Interest in Bridgeport Energy (the “Bridgeport Membership Interest”) at Fair Market Value, as those terms are defined in the Bridgeport LLC Agreement;

WHEREAS the Parties have been unable to determine the Fair Market Value of the Bridgeport Membership Interest and have not completed the purchase and sale thereof;

WHEREAS Bridgeport Energy is currently engaged in a dispute resolution proceeding against Duke Energy Trading and Marketing LLC (“DETM”), which proceeding has been filed with the American Arbitration Association, Case No. 11 174 02327 05 (the “DETM Proceeding”);

WHEREAS United commenced an arbitration on December 16, 2005, identified as American Arbitration Association, Case No. 11 198 Y 2729 05, concerning determination of the Fair Market Value of the Bridgeport Membership Interest (the “Appraisal Proceeding”);

WHEREAS NC Design owns certain drawings, plans, specifications, and other assets related to the Bridgeport Facility and NC Design provides services to Bridgeport Energy pursuant to an Administrative Services Agreement dated as of September 17, 1997;

WHEREAS Section 11.4 of the NC Design LLC Agreement provides that it is the intention of Duke Bridgeport and United that the ownership percentages of the members of NC

Design be in the same ratio as the ownership percentages of the members of Bridgeport Energy and provides for the automatic adjustment of such ownership percentages of NC Design upon a change of ownership percentages of Bridgeport Energy to ensure that such ownership percentages correspond;

WHEREAS the Parties wish to resolve all disputes between them and to effect the purchase by Duke Bridgeport from United of the Bridgeport Membership Interest and of United’s one-third membership interest in NC Design (the “NC Design Membership Interest” and, together with the Bridgeport Membership Interest, the “Membership Interests”), and therefore have chosen to enter into this Agreement; and

WHEREAS the Parties acknowledge that the sale by United to Duke Bridgeport of the Bridgeport Membership Interest is subject to approval by the Federal Energy Regulatory Commission (“FERC”).

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth, the Parties, UIL, Duke Capital, Bridgeport Energy, and NC Design agree as follows:

1.  Payment. Duke Bridgeport will pay to United the sum of $71 million (the “Payment”) via electronic funds transfer on the third business day immediately after receipt of the Required Consents (as defined in paragraph 9(b) below) (such date, the “Closing Date”). The consummation of the transactions contemplated by this Agreement, including the delivery of the Payment by Duke Bridgeport and the execution and delivery of the Assignment by the Parties, is referred to herein as the “Closing”.

2.  Assignment and Assumption. Contemporaneously with receipt of the Payment: (a) United will execute and convey to Duke Bridgeport an assignment of the Membership Interests in consideration of the Payment; and (b) Duke Bridgeport will execute and convey to United an assumption of United’s obligations and liabilities under the Bridgeport LLC Agreement and the NC Design LLC Agreement, in consideration of United’s assignment of the Membership Interests. The assignment and assumption described in the foregoing sentence shall be in the form of Exhibit A, with such amendments or modifications thereof to which the Parties agree (the “Assignment”). Duke Bridgeport may assign its right to acquire the Membership Interests to an Affiliate (as defined in paragraph 6 below) of Duke Bridgeport; provided, however, that Duke Bridgeport shall remain liable for the Payment and all of its other obligations and liabilities under this Agreement.

3.  Arbitration Proceedings. United further agrees that it will withdraw and dismiss the Appraisal Proceeding with prejudice within five days of the Closing. During the period between the date hereof and the date on which the Appraisal Proceeding is withdrawn and terminated in accordance with the immediately preceding sentence, United shall not take any actions to advance its claims in the Appraisal Proceeding and the Parties shall take all actions as may be necessary to cause the Appraisal Proceeding to be held in abeyance during that period; provided, however, that in the event FERC issues a Final Order denying approval for the transactions contemplated hereby, United may, as of the date of such Final Order, resume actions to advance its claims in the Appraisal Proceeding. During the period between the date hereof and the date of the Closing, United shall not take, and shall not cause or seek to cause Bridgeport

Energy to take, any actions to advance Bridgeport Energy’s claims in the DETM Proceeding and the Parties and Bridgeport Energy shall take all actions as may be necessary to cause the DETM Proceeding to be held in abeyance during that period; provided, however, that in the event FERC issues a Final Order denying approval for the transactions contemplated hereby, United may cause Bridgeport Energy, as of the date of such Final Order, to resume actions to advance its claims in the DETM Proceeding and Bridgeport Energy may, as of the date of such Final Order, resume actions to advance its claims in the DETM Proceeding.

4.  Interim Operations of Bridgeport Energy.During the period between the date hereof and the Closing: (a) United shall not be required to make any capital contribution or loan of funds to Bridgeport Energy or NC Design; (b) United shall not be entitled to receive or demand any distribution from Bridgeport Energy or NC Design; (c) Duke Bridgeport shall assume performance of all of the terms, covenants, conditions and obligations of United under the Bridgeport LLC Agreement and the NC Design LLC Agreement; and (d) Duke Bridgeport shall have all rights and responsibilities with respect to management and operation of Bridgeport Energy and NC Design, including with respect to any action or matter that would require approval of the Management Committee or any Member of either Bridgeport Energy or NC Design; provided, however, that, notwithstanding the foregoing, (x) without the consent of both Parties, Bridgeport Energy will not take any action to resolve or otherwise affect in any material respect the DETM Proceeding, and (y) in the event FERC issues a Final Order denying approval for the transactions contemplated hereby, (1) the foregoing assumptions, consents and agreements shall terminate and be of no further effect and neither of the Parties shall be deemed to have released or waived any right or claim for damages, with respect to itself or to Bridgeport Energy or NC Design, that it has, shall have or may have had with respect to any action taken during such period between the date hereof and the Closing, (2) if Duke Bridgeport has made any capital contribution or loan of funds to Bridgeport Energy or NC Design between the date hereof and the Closing, United shall promptly make any capital contribution or loan of funds that would have been required of it in the absence of this Settlement Agreement and Bridgeport Energy or NC Design, as the case may be, shall return to Duke Bridgeport the portion of the capital contribution or loan of funds made by Duke Bridgeport in place of United as a result of the provisions of this Settlement Agreement, and (3) if Bridgeport Energy or NC Design makes any distribution between the date hereof and the Closing, United shall be entitled to receive the portion thereof to which it would have been entitled in the absence of this Settlement Agreement, and Duke Bridgeport shall promptly return to Bridgeport Energy or NC Design, as the case may be, the portion of any distribution received by it in place of United as a result of the provisions of this Settlement Agreement.

5.   Costs. The Parties agree that each of them will bear its respective costs associated with the Appraisal Proceeding, and the negotiation and performance of this Agreement and the Assignment.

6.  Release of Duke Bridgeport, Bridgeport Energy, and NC Design. Except as set forth in the last sentence of this paragraph and as set forth in paragraph 15 below with respect to Continuing Contracts, effective as of the Closing, United releases and forever discharges Duke Bridgeport, Bridgeport Energy, NC Design, each of their Affiliates (including without limitation DETM, which United acknowledges is an Affiliate of Duke Bridgeport for all purposes under this Agreement, and Duke Capital and any Affiliate of Duke Capital), and each of their respective predecessors, successors, assigns, principals, agents, officers, directors, employees, members and parent corporations (collectively, the “Duke Released Parties”) from, and covenants not to sue or commence any arbitration or similar proceeding against any of the Duke Released Parties with respect to, any and all past, present, and future claims, demands, rights, causes of action, judgments, executions, damages, liabilities, and costs or expenses (including attorney’s fees and court costs) relating to or arising out of any claim made, or which could be made, against any Duke Released Party arising out of or related to the Bridgeport LLC Agreement or the NC Design LLC Agreement, or arising from or relating to any aspect of the business, actions, activities or management of Bridgeport Energy, the Parties’ membership interests therein or the Bridgeport Facility, including, but not limited to, (i) any claim for any distribution from Bridgeport Energy or NC Design, including any claim for distributions in respect of prior capital contributions, reliability-must-run payments or any proceeds related to a sales and use tax settlement to be received from Siemens Fossil Power Corporation or any of its Affiliates, (ii) any claim arising out of or related to Duke Bridgeport’s status, role or actions as the Managing Member or Tax Matters Partner of Bridgeport Energy or NC Design, (iii) any derivative claim relating to the subject matter of the other claims released pursuant to this paragraph, and (iv) any claim arising from or related to the First Amended and Restated Agreement, dated March 1, 2001, between Bridgeport Energy and DETM or Duke Bridgeport’s actions in connection therewith as Managing Member of Bridgeport Energy. United agrees that it will execute and deliver to Duke Bridgeport, on or prior to the Closing Date and with effect as of the Closing, a mutual Release with DETM substantially in the form of Exhibit B (the “DETM Release”), with respect to the matters that are the subject of the DETM Proceeding. For purposes of this Agreement, Affiliates shall mean affiliates as such term is used in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Notwithstanding the foregoing, nothing herein shall constitute a release of Duke Bridgeport or Duke Capital from any liability or obligation under this Agreement.

7.  Release of United. Except as set forth in the last sentence of this paragraph and in paragraph 15 below with respect to Continuing Contracts, effective as of the Closing, each of Duke Bridgeport, Bridgeport Energy and NC Design releases and forever discharges United and its Affiliates and each of their predecessors, successors, assigns, principals, agents, officers, directors, employees, and parent corporations (collectively, the “United Released Parties”) from, and covenants not to sue or commence any arbitration or similar proceeding against any of the United Released Parties with respect to, any and all past, present, and future claims, demands, rights, causes of action, judgments, executions, damages, liabilities, and costs or expenses (including attorney’s fees and court costs) relating to or arising out of claims made, or which could be made, against a United Released Party arising out of or related to the Bridgeport LLC Agreement or the NC Design LLC Agreement or arising from or relating to any aspect of the business, actions, activities or management of Bridgeport Energy, the Parties’ respective membership interests therein or the Bridgeport Facility, including, but not limited to, claims by governmental entities in respect of unpaid taxes. Duke agrees that it will deliver to United, on or prior to the Closing Date, with effect as of the Closing, the DETM Release, executed by DETM. Notwithstanding the foregoing~~,~~: (i) nothing herein shall release or waive any right, claim or cause of action that Bridgeport Energy has or may have against Wisvest-Connecticut, LLC or any successor owner or owners of the property conveyed by The United Illuminating Company to Wisvest-Connecticut, LLC, on or about April 16, 1999, which property is adjacent to the site of the Bridgeport Facility, pursuant to any easement or license in favor of the Bridgeport Facility site; and (ii) nothing herein shall constitute a release of United or UIL from any liability or obligation under this Agreement.

8.  Confidentiality. The Parties agree that the terms and conditions of this Agreement, economic or financial terms discussed at any point during the negotiation hereof to which either Party was privy or of which they were otherwise made aware (e.g., by being copied on correspondence or by being advised of such fact, matter, event or circumstance by another party to the negotiation), and the information described in Section 15.11 of the Bridgeport LLC Agreement and Section 15.11 of the NC Design LLC Agreement (collectively “Confidential Information”), are in all respects confidential. The Parties agree to maintain the confidentiality of the Confidential Information and to refrain from disclosing the Confidential Information to any other person or entity; provided, however, the Parties agree that they may reveal the terms of this Agreement to their respective auditors, attorneys, insurers, indemnitors or members and other Affiliates (who shall agree to be bound by this confidentiality provision), on an as-needed basis, or to any other person or entity as otherwise required by law, regulatory requirements or the listing rules of any stock exchange on which the equity securities of a Party or an Affiliate thereof are traded. The Parties acknowledge: (i) that United’s ultimate parent company, UIL, intends to disclose the amount of the Payment, the expected Closing Date and certain other matters related hereto in a press release substantially in the form previously submitted to the Parties and in filings made under the Exchange Act; (ii) that they intend to disclose the terms and conditions of this Agreement in connection with the application seeking FERC Approval as required by applicable law or regulation; (iii) that Duke Bridgeport intends to disclose the terms and conditions of this Agreement to LS Power Generation, LLC; and (iv) that Duke Bridgeport intends to disclose the terms and conditions of this Agreement to the extent that it determines that its Affiliates are required so to disclose under the Exchange Act. The Parties agree to the disclosures identified in the immediately preceding sentence. Except as provided herein, in the event that a Party believes that it is subject to a legal requirement to divulge any aspect of this Agreement, that Party shall provide prompt written notice to the other Party, delivered by facsimile or overnight-delivery mail to the other Party, to ensure that the other Party can take appropriate action. Further, except as provided for herein, neither Party shall, directly or indirectly, participate in or contribute to any public discussion, notice or other publicity concerning the terms and conditions of this Agreement, except that each Party may announce that it is pleased to state or confirm that the matters settled herein have been resolved amicably.

9.  Representations and Warranties of United and UIL. United and UIL, jointly and severally, hereby represent and warrant to, and covenant with, Duke Bridgeport as follows, as of the date hereof and as of the Closing Date:

(a)  Authority. United has full power and authority to execute and deliver this Agreement, the Assignment and the DETM Release and to carry out the transactions contemplated hereby and thereby. All action required to be taken by United to authorize the execution, delivery and performance of this Agreement, the Assignment and the DETM Release and all transactions contemplated hereby and thereby have been duly and properly taken. This Agreement, the Assignment and all instruments or documents required to be delivered hereunder by United have been duly and validly executed and delivered by United, and each constitutes a legal, valid and binding obligation of United enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency or other laws of general application referring to or affecting enforcement of creditors' rights.

(b)  Consents. Neither the execution and delivery of this Agreement, the Assignment or the DETM Release by United, nor the consummation of any of the transactions contemplated hereby or thereby, requires any consent, approval, order or authorization of, or the giving of notice to, any governmental or public body or authority or any other person, except for approval by FERC of the transactions contemplated hereby (“FERC Approval”) and such other notices, consents or approvals from governmental authorities, if any, that have previously been obtained or that will be obtained on or before the date on which FERC Approval is obtained (FERC Approval and such other notices, consents and approvals being referred to herein as the “Required Consents”).

(c)  Title to Membership Interest. United is the record and beneficial owner of and has good and valid title to the Bridgeport Energy Membership Interest and the NC Design Membership Interest, in each case, free and clear of all claims, liens, pledges, charges, restrictions and encumbrances of any nature, other than restrictions set forth in the Bridgeport LLC Agreement or the NC Design LLC Agreement. United has full right, power and authority to transfer the Bridgeport Membership Interest and the NC Design Membership Interest to Duke Bridgeport, and, upon delivery of the Assignment, Duke Bridgeport will acquire the legal, valid and indefeasible title to the Bridgeport Membership Interest and the NC Design Membership Interest, free and clear of all claims, liens, pledges, charges, restrictions and encumbrances of any nature, other than restrictions set forth in the Bridgeport LLC Agreement or the NC Design LLC Agreement.

(d)  No Other Representations. Except as expressly set forth in this Agreement, neither United nor UIL makes any representation or warranty with respect to the subject matter hereof, Bridgeport Energy, NC Design or the Bridgeport Facility.

10.  Representations and Warranties of Duke Bridgeport. Duke Bridgeport and Duke Capital, jointly and severally, hereby represent and warrant to, and covenant with, United as follows as of the date hereof and as of the Closing Date:

(a)  Authority. Duke Bridgeport has full power and authority to execute and deliver this Agreement, the Assignment and the DETM Release and to carry out the transactions contemplated hereby and thereby. All action required to be taken by Duke Bridgeport to authorize the execution, delivery and performance of this Agreement, the Assignment and the DETM Release and all transactions contemplated hereby and thereby have been duly and properly taken. This Agreement, the Assignment and all instruments or documents required to be delivered hereunder by Duke Bridgeport have been duly and validly executed and delivered by Duke Bridgeport, and each constitutes the legal, valid and binding obligation of Duke Bridgeport enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency or other laws of general application referring to or affecting enforcement of creditors’ rights.

(b)  Consents. Neither the execution and delivery of this Agreement, the Assignment or the DETM Release by Duke Bridgeport, nor the consummation of any of the transactions contemplated hereby or thereby, requires the consent, approval, order or authorization of, or the giving of notice to, any governmental or public body or authority or any other person, except for the Required Consents.

(c)  No Other Representations. Except as expressly set forth in this Agreement, neither Duke Bridgeport nor Duke Capital makes any representation or warranty with respect to the subject matter hereof, Bridgeport Energy, NC Design or the Bridgeport Facility.

11.  Additional Documents; Further Action. Each Party agrees to execute and deliver to the other Party, on or after the Closing Date, such additional instruments and documents as either may reasonably request for the purposes of carrying out the transactions contemplated by this Agreement. Each Party agrees to use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, obtaining FERC Approval and all other Required Consents.

12.  Dispute Resolution. The Parties agree to submit any dispute that may arise under this Agreement, the Assignment or the transactions contemplated hereby or thereby to binding arbitration under the authority of JAMS. Such arbitration shall occur in the Commonwealth of Massachusetts, to be held in the City of Boston, and shall be governed by JAMS Streamlined Arbitration Rules and Procedures as in effect at the time of the commencement of arbitration. The provisions of this paragraph may be enforced, and any arbitral award may be confirmed and enforced, and judgment entered thereon, in the state or federal courts of Connecticut. The Parties agree that each Party shall bear its own costs and attorney’s fees in connection with any such arbitration and any judicial review thereof.

13.  Consultation with Counsel. Each Party acknowledges and agrees that the Party has had the opportunity to review, and in fact has reviewed, this Agreement and its terms and conditions with legal counsel of the Party’s choosing and has consulted with counsel prior to entering into the Agreement and that the Party has entered into this Agreement knowingly, voluntarily, and freely of the Party’s own volition and with such consultation with counsel as the Party deems appropriate.

14.  Controlling Law. This Agreement shall be governed and construed in accordance with the laws of the State of Connecticut, without regard to any conflict of laws principles of the State of Connecticut or any other jurisdiction that would result in the application of the laws of any other jurisdiction.

15.  Entire Agreement. This Agreement, together with the Assignment and the DETM Release, constitutes the entire agreement of the Parties with respect to the subject matter hereof. The Parties acknowledge and agree that any contract, agreement, lease, deed of conveyance, easement, or license set forth on the attached Schedule of Continuing Contracts (the “Continuing Contracts”), shall remain in full force and effect, notwithstanding anything to the contrary in this Agreement or the Assignment, and the releases set forth in paragraphs 6 and 7 hereof shall not apply to the Continuing Contracts; provided, however, that with regard to the “Joint Operating Agreement” identified as item 7 in the Schedule of Continuing Contracts, the Parties and Bridgeport Energy agree that between the date hereof and the earlier of February 24 and the Closing Date: (i) they will use commercially reasonable efforts to identify any obligations contained therein that are not contained in one or more other Continuing Contracts; (ii) if they determine that there are no such obligations, to amend the Schedule of Continuing Contracts to remove such item 7; and (iii) if they determine that there are any such obligations, to enter into a letter agreement reflecting such obligations and amend the Schedule of Continuing Contracts to replace such item 7 with reference to such letter agreement.

16.  Notices. Any notice, request or other communication with respect to this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, sent by facsimile transmission or by registered or certified mail, return receipt requested, postage prepaid, as set forth in the Bridgeport LLC Agreement (or as changed in accordance therewith). Either Party, by written notice to the other Party, may change the address to which notices shall be directed.

17.  Survival. The representations and warranties of the Parties, Duke Capital and UIL as set forth in paragraphs 9 and 10 of this Agreement shall survive the Closing.

18.  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

19.  Waiver or Modification; Assignment. Any of the conditions set forth in this Agreement may be waived at any time prior to or as of the Closing by the Party or Parties entitled to the benefit thereof; provided, however, that no such waiver shall be effected unless contained in a written instrument signed by the waiving Party or Parties. Except as provided in paragraph 15 with respect to the Schedule of Continuing Contracts, this Agreement may not be amended, modified or supplemented except by a written instrument signed by both of the Parties. Except as provided in paragraph 2, this Agreement shall not be assignable by either Party without the prior written approval of the other Party.

20.  Severability.  If one or more of the provisions, or portions thereof, of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions or portions thereof shall not in any way be affected or impaired.

21.  Paragraph and Other Headings. The paragraph and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

[Signature page follows]

This Settlement Agreement and Release is agreed to as of the date first set forth on the first page hereof:

UNITED BRIDGEPORT ENERGY, INC.

/s/ Louis J. Paglia
Name: Louis J. Paglia
Its President (duly authorized)

UIL HOLDINGS CORPORATION

/s/ Louis J. Paglia
Name: Louis J. Paglia
Its Executive Vice President (duly authorized)

BRIDGEPORT ENERGY, LLC
By: Duke Bridgeport Energy, LLC
Its Managing Member

/s/ Bradley K. Porlier
Name: Bradley K. Porlier
Its Vice President (duly authorized)

DUKE BRIDGEPORT ENERGY, LLC

/s/ Bradley K. Porlier
Name: Bradley K. Porlier
Its Vice President (duly authorized)

DUKE CAPITAL LLC

/s/ David L. Hauser
Name: David L. Hauser
Its President (duly authorized)

NC DEVELOPMENT AND DESIGN COMPANY, LLC
By Duke Bridgeport Energy, LLC
Its Managing Member

/s/ Bradley K. Porlier
Name: Bradley K. Porlier
Its Vice President (duly authorized)